

August 20, 2010

Via U.S. Mail

Mr. Lei Yu
Chief Executive Officer
Home System Group
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China, 528447

      RE: **Home System Group**
                 Form 10-K for the Year ended December 31, 2009
                 Filed March 29, 2010

                 Form 10-Q for the period ended March 31, 2010
                 Filed May 17, 2010

                 Form 10-Q for the period ended June 30, 2010
                 Filed August 16, 2010

                 File No. 000-49770

Dear Mr. Yu:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Our Business, page 1

Our Major Customers, page 4

1. You disclose that, during 2009, Zhongshan City Heng Bao Trading Co., Ltd and Waiyi
    (HK) Limited accounted for approximately 62% and 32% of your annual sales,
    respectively. Please file your agreements with these two customers as exhibits or tell us
    why you do not believe you are required to file them under Regulation S-K Item
    601(b)(10).

Regulation, page 6

2. You disclose that Home System is a Foreign Invested Enterprise (FIE). Please also
    disclose whether your PRC subsidiaries are wholly foreign-owned enterprises (WFOEs).
    If so, please describe the regulations that apply to WFOEs and discuss whether you and
    your subsidiaries are in compliance with the regulations, including having the appropriate
    business licenses. Explain how PRC regulations impact how you conduct business and
    acquire other PRC companies.

Item 2. Properties, page 16

3. Please file all of your material lease agreements as exhibits. See Regulation S-K Item
    601(b)(10)(ii)(D).

Item 7. Management's Discussion and Analysis of Financial Condition…, page 18

4. Please clarify and quantify if possible the extent to which changes in your results of
    operations are due to your decision to manufacture fewer products versus receiving fewer
    orders for particular products.

5. Please clarify your discussion of the changes in revenues from 2008 to 2009. In this
    regard, please clarify where the $25,347,020 increase in revenues for fans and lamps in
    2009 is reflected in the table at the bottom of page 19, which shows an increase of only
    $10,042,110 in other home appliances. Also discuss why you sold approximately $10
    million of raw material in 2008.

Management's Discussion and Analysis of Financial Condition and results of Operations

6. We note that goodwill comprises 28% of your of total assets as of December 31, 2009.
    In light of the significance of your goodwill balance, it appears that you should address
    the critical estimates involved in estimating the fair value of your reporting units. The
    disclosure should provide investors with sufficient information about management's
    insights and assumptions with regard to the recoverability of your goodwill. For each

reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Amount of goodwill allocated to the reporting unit;

- Discussion of the degree of uncertainty associated with the key assumptions used in estimating fair value. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that your reporting unit is not at risk of failing step one of the goodwill impairment test.

Please provide us with the proposed disclosures you intend to include in your next Form 10-Q to comply with the above comment on impairment testing of goodwill.

Liquidity and Capital Resources, page 24

7. Please disclose the material terms of your debt and file all material debt agreements as exhibits.

8. We note that you had advances from a stockholder or stockholders of $3,174,756 in 2009. Disclose the material terms of the advances and discuss why you are obtaining advances from stockholders. If the stockholders are affiliates, identify the stockholders. Discuss the extent to which you have been, and may in the future be, relying on stockholders advances to fund your operations or liquidity and capital resources.

Item 9A(T). Controls and Procedures, page 26

9. Please note that you must disclose both your principal executive officer's and principal financial officer's conclusion whether your disclosure controls and procedures were effective as of the end of the period covered by the report. While you have disclosed your CEO's conclusion, you have not disclosed your CFO's conclusion. Please advise and revise.

Part III

Item 10. Directors and Executive Officers of the Registrant, page 41

10. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

11. We note from your bylaws that directors shall be elected by plurality vote at the annual meeting of the stockholders. However, based on the disclosure contained in information and proxy statements filed by the company, it does not appear that the company has held an annual meeting for several years. Please advise and disclose how this is consistent with Nevada law and your bylaws. Disclose whether you intend to hold annual meetings of shareholders and, if so, when you intend to begin doing so. If not, disclose the potential impact on the company of violating your bylaws and, if applicable, Nevada law.

12. Please provide the disclosure required by Item 407(a) regarding the standards and definitions you used to determine that certain of your directors are independent.

13. Please provide the disclosure required by Regulation S-K Item 407(e)(5) regarding whether you have an audit committee financial expert serving on your audit committee.

Item 12. Security Ownership of Certain Beneficial Owners…, page 33

14. Please disclose the natural person(s) who have voting or investment control over the company's shares held by Total Shine Group Ltd. and Arjuno Investment Ltd.

Report of Independent Registereted Public Accounting Firm, Page F-1

15. We note that your auditors are located in New York. It appears that all of your assets, liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Note 13 – Notes Payable and Deferred Finance Cost, page F-16

16. It is unclear how you accounted for the Supplemental Agreement to the notes issued in the Asia Forever acquisition. Please provide us with a summary of the financial statement entries you recorded in the initial acquisition and subsequent to the acquisition, including the entries recorded in conjunction with the supplemental agreement. In addition please tell us how you reflected these transactions in the Consolidated Statements of Cash Flows.

17. Tell us the accounting literature you considered and how you applied it to the Supplemental Agreement in determining the appropriate accounting treatment. In your response please address both the literature that supports you accounting treatment and the guidance that might have resulted in a different presentation. In your response please address the following:

    - Explain why the fair value of the building asset and land use rights increased significantly in the eight months between the acquisition and the date of the Supplemental Agreement. Describe the methods and assumptions used to determine fair value at the date of the acquisition and in connection with accounting for the Supplemental Agreement.

    - Discuss the consideration given to whether the transaction is the sale and leaseback of assets. Explain why immediate recognition of a gain is appropriate, instead of deferral.

    - Discuss the business and economic reasons for the modification of the original agreement. Discuss whether a portion of the modification is in substance attributed to an adjustment of the original purchase price, which could result in an adjustment to goodwill.

Note 17 – Income Taxes, page F-18

18. You disclose in your income tax accounting policy at page F-9 "[t]here were no deferred tax assets and liabilities as of December 31, 2009 or December 31, 2008 as there were no differences between the financial statement and the tax base of the Company's assets or liabilities." However, you disclose at page F-19 that you have recorded a full valuation allowance against your otherwise recognizable U.S. deferred tax assets. Please address this apparent inconsistency in your disclosures.

19. We note that the reconciliation of the income tax provision to income taxes at statutory rates at page F-19 includes the effects of losses from subsidiaries not being utilized and amortization of deferred financing cost not being utilized. Please describe these items for us and explain how you evaluated whether these result in deferred taxes.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson at (202) 551-3364 or Terry French, Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counse, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director